Exhibit (h)(6)
800 Third Avenue, 11th floor
New York, New York 10022
212.243.5241
Fax: 212.243.5251
Email: gtalarico@alariccompliance.com
www.alariccompliance.com
Mr. Robert J. Zion
Vice President and Treasurer
The Hirtle Callaghan Trust
C/o Hirtle Callaghan & Co.
Five Tower Bridge, Suite 500
300 Barr Harbor Drive
West Conshohocken, PA 19428
December 18, 2008
Re: Engagement of ALARIC Compliance Services LLC by The Hirtle Callaghan Trust
Dear Rob:
Alaric Compliance Services LLC, hereinafter “ALARIC”, is pleased to offer to the Board of Trustees (the “Board”) of The Hirtle Callaghan Trust, hereinafter the “Trust”, this proposal to provide the services described herein in connection with the ongoing monitoring and administration of the Trust’s compliance programs, as mandated by Rule 38a-1 under the Investment Company Act of 1940, as amended (the “40 Act”) and related federal laws and regulations promulgated by the Securities and Exchange Commission (the “SEC”) or otherwise.
By signature hereto of an authorized person, the Board of the Funds appoints ALARIC and ALARIC hereby agrees to accept this appointment by the Trust’s Board effective as of January 1, 2009 (the “Effective Date”) to perform the services described herein during the periods set forth below and for the fees acknowledged to be paid by the Board, all of which shall be as follows:
1. Description and Scope of Services:.
     (a) On the Effective Date of this Agreement, the Board shall designate Mr. Joseph D. McDermott to serve in the capacity of the Chief Compliance Officer (the “CCO”) of the Trust pursuant to Rule 38a-1 under the 40 Act at the compensation and on the terms set forth on Schedule A to this engagement letter. The CCO shall act independently with the power and authority as mandated by the Board to perform the administration, oversight and monitoring of the Trust’s compliance program.
     (b) Without limiting the generality of paragraph (a) above, ALARIC agrees that the CCO shall:
(i)	Review and administer on an ongoing basis the Trust’s compliance policies and procedures and report to the Board periodically (but no less frequently than quarterly) thereon and maintain the Trust’s compliance manual, including records designed to ensure “version control”;

(ii)	Conduct periodic reviews of the Trust’s compliance policies and procedures and recommend such changes as the CCO believes necessary or appropriate in order to keep the Trust’s policies and procedures effective and consistent with any new or changed laws, rules or regulations, best practice recommendations and other guidelines that may be appropriate;

(iii)	Review no less frequently than annually the adequacy of the Trust’s compliance policies and the effectiveness of their implementation;

(iv)	Apprise the Board promptly of significant compliance events affecting the Trust;

(v)	Design testing methods for the Trust’s compliance policies and procedures;

(vi)	Perform and document periodic testing of key control procedures (as appropriate to the circumstances), including reviewing reports, investigating exceptions, and making inquiries of the Trust’s management and personnel; and

(vii)	Provide periodic training in compliance policies and procedures to Trust’s personnel, and provide updates to Trust’s policies and procedures as necessary;

(viii)	Make inquiries to, and receive representations from, certain officers and employees of the Trust’s Agents’ (as hereinafter defined) as well as third parties (including, without limitation, other service providers and sub-advisers) with whom the Trust has dealings or agreements;

(ix)	Periodically visit the Trust’s service providers as warranted or directed by the Board;

(x)	Participate in Board meetings as required.
     (c) In the event that the CCO shall, at any time, be unable or unwilling to perform hereunder, ALARIC shall promptly recommend to the Board one or more other ALARIC employees, each of whom is competent and knowledgeable regarding the federal securities laws, for appointment by the Board as successor CCO.

     (d) ALARIC shall provide such other compliance related services and assistance to the Trust as the Board may, from time to time, reasonably request pursuant to mutually acceptable compensation and implementation agreements.
2. Cooperation. In furtherance of this engagement and its intended results, ALARIC will be relying upon the meaningful and timely cooperation of the Trust’s officers and employees and selected personnel of the Trust’s investment adviser, Hirtle Callaghan & Co. (the “Adviser”), the Trust’s sub-advisers, and other service providers, collectively (the “Trust’s Agents”). The Board agrees to instruct the Trust’s Agents to provide such cooperation as may reasonably be requested by ALARIC in a timely manner.
3. Term. ALARIC will commence the activities described herein upon receipt of this executed Agreement. The term of this engagement shall be for a period of one year starting upon the receipt of this executed agreement, and shall be automatically renewable unless either ALARIC or the Board shall otherwise advise the other party by written notice at least thirty (30) days prior to the next renewal date and at any time upon 30 days notice to ALARIC. Additionally, this agreement shall terminate in the event that the CCO shall be unable to perform his duties hereunder and ALARIC shall not have appointed a substitute CCO in accordance with Section 1(c) above.
4. Fees. ALARIC’s fees for the services described herein are described in the Schedule of Fees attached hereto and include reasonable out-of-pocket costs including reasonable travel costs required for personnel of ALARIC to conduct necessary on-site evaluations and due diligence inquiries at the offices of the Trust or the Trust’s Agents, or elsewhere on behalf of the Trust.
5. Standard of Care; Indemnification. The Trust and ALARIC agree that neither ALARIC or the CCO shall be liable for any error of judgment or mistake of law or for any loss suffered by the Trust, its affiliates or any agent of the Trust or its affiliates in connection with matters to which this Agreement relates, except a loss arising from bad faith, gross negligence, or willful misconduct by ALARIC or the CCO in the performance of their respective duties or from reckless disregard by either of them of their respective obligations under this Agreement.
The Trust agrees to indemnify ALARIC and the CCO for any claims, losses, costs, damages or expenses whatsoever arising from or due to ALARIC’s or the CCO’s activities in the performance or attempted performance of its duties hereunder, except to the extent that any such claims, losses, costs, damages or expenses relate directly to conduct by ALARIC or the CCO that has been determined by a court or appropriate administrative body to constitute willful misconduct, negligence, violation of law or material breach of this Agreement during the course of such performance or attempted performance, or from reckless disregard by either of them of their respective obligations under this Agreement.

Additionally, the Trust confirms by acknowledging this engagement letter that the CCO will be for all purposes an officer of the Trust and, as such, will be (i) a covered person under the terms of the Trust’s existing directors and officers/errors and omissions insurance policy, as such may be amended to cover the CCO role or otherwise replaced from time to time after the date hereof; and (ii) shall, as an officer of the Trust, be entitled to such indemnification as is afforded to officers holding similar positions of executive management under the Trust’s governing documents.
6. Representations. ALARIC represents and warrants to the Board that as of the date hereof and for so long as this Agreement is in effect:
     (i) ALARIC has been duly formed and is validly existing as a limited liability company in good standing under the laws of the State of Delaware with power and authority to own its properties and conduct its business and to enter into and perform it obligations under this Agreement;
     (ii) ALARIC is duly authorized to enter into this Agreement;
     (iii) this Agreement has been duly authorized, executed and delivered by ALARIC and constitutes its legal, valid and binding agreement enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally, and by general principles of equity;
     (iv) neither this execution and delivery by ALARIC, nor the performance by ALARIC of its obligations under, this Agreement will contravene any provision of applicable law or its organizational documents or any agreement or other instrument binding upon it that is material to it, or any judgment, order or decree of any governmental body, agency, or court having jurisdiction over it, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by ALARIC of its obligations under this Agreement;
     (v) ALARIC has access to all facilities, equipment and personnel necessary for the performance of its obligations hereunder;
     (vi) ALARIC shall promptly advise the Trust of any regulatory, legal, financial, health or other matters affecting ALARIC or the CCO that reasonably call into question the ability of ALARIC or the CCO to perform their respective obligations hereunder.
7. Confidentiality. During the course of providing services to the Trust, ALARIC may learn a great deal about the Trust, its work and its operations, about the clients of the Trust, and the work and operations of those clients (“Confidential Information”). ALARIC agrees that Confidential Information is very valuable and that the Trust and its clients would suffer great harm if it was disclosed to third parties. ALARIC therefore agrees that Confidential Information (which includes any services performed and work product and information learned prior to the execution of this agreement) must never be disclosed without permission to do so or revealed to a person who is not authorized by the Trust to receive it. ALARIC may, however, disclose Confidential Information when required to do so under applicable law, judicial process or pursuant to a request by a regulatory or self-regulatory authority which has jurisdiction over the activities of the Trust, provided that, to the extent legally permissible, ALARIC notifies the Trust that such disclosure is so required and in order that the Trust may, at its own expense, seek a protective order or take other appropriate action to protect such Confidential Information. In addition, each party shall use its reasonable efforts to ensure that its agents or affiliates who may gain access to such proprietary information shall be made aware of the proprietary nature and shall likewise treat such materials as confidential.). ALARIC will take reasonable precautions to ensure that no unauthorized disclosure of the Confidential Information occurs. Any copies or versions of Confidential Information that may be in the possession of ALARIC, in any media, shall be returned to the Trust or destroyed upon completion of the services contemplated under this agreement or upon the termination of this agreement, except to the extent that ALARIC determines that copies of such information need to be retained by ALARIC for a period prescribed by applicable law in order to confirm the services and findings of ALARIC in its capacity. ALARIC will provide the Trust with a list of information so retained. ALARIC promises never to use Confidential Information for any purpose other than in connection with its work with the Trust. Confidential Information does not include information that (i) was in the possession of ALARIC, without any obligation of confidentiality, prior to receiving it from the Trust, (ii) is or becomes publicly available other than as a result of a breach of this agreement by ALARIC, (iii) is or can be independently acquired by ALARIC without breaching this agreement, or (iv) is lawfully received from a third party under no obligation to keep such information confidential. ALARIC understands that the Confidential Information is often very valuable for a long time, that its disclosure to ALARIC is in reliance on the promises of ALARIC contained herein, and ALARIC agrees such promises will apply not only during its relationship with the Trust, but also at any time thereafter. In addition to any other remedies available to it, the Trust shall be entitled to injunctive relief.
ALARIC looks forward to commencing immediately the activities described herein. Please sign and return the attached copy of this letter to acknowledge that the letter properly sets out Board’s understandings and agreements in connection herewith.
Sincerely,

Guy F. Talarico
Chief Executive Officer

SCHEDULE A FEES
Designation of Joseph D. McDermott as Chief Compliance Officer of The Hirtle Callaghan Trust, the performance by Mr. McDermott of the duties and responsibilities required of such an officer at an annual rate as per the schedule below, billed monthly, payable in advance to ALARIC Compliance Services LLC, in full by wire transfer upon receipt.
Annual Fee                     $95,000
The above mentioned fees specifically do not include the out-of-pocket expenses that the Trust agrees to reimburse to ALARIC, monthly, upon receipt of invoice and reasonable evidence of expenses, pursuant to the terms of Paragraph 4.
The fee schedule applies to the following portfolios of The Hirtle Callaghan Trust:
The Value Equity Portfolio
The Growth Equity Portfolio
The Small Capitalization Equity Portfolio
The Real Estate Securities Portfolio
The International Equity Portfolio
The Emerging Markets Portfolio
The Short-Term Municipal Bond Portfolio
The Intermediate Term Municipal Bond Portfolio
The Institutional Value Equity Portfolio
The Institutional Growth Equity Portfolio
The Institutional Small Capitalization Equity Portfolio
The Institutional International Equity Portfolio
The Fixed Income Portfolio
The Fixed Income II Portfolio
The Fixed Income Opportunity Portfolio

ACKNOWLEDGMENT OF THE BOARD:
     The Hirtle Callaghan Trust hereby acknowledges that this engagement letter sets out the full and complete understanding by the Board of Trustees of The Hirtle Callaghan Trust of the scope and objectives of the described engagement, as well as the method of determination of and agreement to pay the CCO fees herein described.
THE HIRTLE CALLAGHAN TRUST

By:	/s/ Robert J. Zion
Name:	/s/ Robert J. Zion
Title:	Vice President & Treasurer
Date:	January 5, 2009